Via Facsimile and U.S. Mail
Mail Stop 6010

February 24, 2009

Mr. Philip A. Johnston
Chairman
Novogen Limited
140 Wicks Road
North Ryde, New South Wales 2113,
AUSTRALIA

Re: Novogen Limited
Form 20-F for the Year Ended June 30, 2008
Filed December 5, 2008
File No. 000-29962

Dear Mr. Johnston:

We have reviewed your filing and have the following comment.

Where indicated, we think you should revise your Form 20-F in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. Information on the Company, page 15

Business Overview, page 15

Licensing Arrangements, page 24

1. We note your description of a license agreement with Archer Daniels Midland Company. Please revise your disclosure to include a description of the material terms of this agreement, including the term and termination provisions and

aggregate potential milestone payments. We note that in connection with this license, the company received royalty payments from ADM of A\$1.4 million and A\$1.7 million for fiscal years 2008 and 2007, respectively. Please include this contract in your description of materials contracts under Item 10 of your Form 20-F and file this agreement as an exhibit to your Form 20-F or provide us with an analysis supporting your determination that this contract is not material to your business**.**

*   *   *   *

Please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Nandini Acharya, Staff Attorney at (202) 551-3495, Daniel Greenspan, Special Counsel at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director